               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934*

             Allied Riser Communication Corporation
                        (Name of Issuer)

                          Common Shares
                 (Title of Class of Securities)

                            019496108
                         (CUSIP Number)

                 1700 Pacific Avenue, Suite 400
                       Dallas, Texas 75201
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                        November 30, 2001
     (Date of event which requires filing of this statement)

                          Page 1 of 20

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.d-1(g), check the following box  / /

     NOTE:   Schedules filed in paper format shall include a
signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Providence Asset Management, LLC
                          I.R.S. Identification No.: 41-2000467
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  650,618
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          650,618
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          -0-
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Peninsula Partners, L.P.
                          I.R.S. Identification No.: 54-1967939
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,281,717
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,281,717
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,281,717
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          2.1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Sagamore Hill Hub Fund, Ltd.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Cayman Islands
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,044,242
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,044,242
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,044,242
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.7%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          CRT Capital Group, LLC
                          I.R.S. Identification No.: 06-1386357
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Connecticut
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  746,454
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          746,454
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          -0-
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.2%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          JMG Capital Partners, L.P.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          California
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  58,556
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          58,556
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          58,556
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          JMG Triton Offshore Fund, Ltd.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          British Virgin Islands
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  198,438
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          198,438
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          198,438
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .3%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             LC CAPITAL PARTNERS, L.P.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  198,438
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          198,438
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          198,438
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .3%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             HBV Capital Management, LLC
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  105,269
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          105,269
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          105,269
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .2%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Magten Asset Management, Corp.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,008,457
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,008,457
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,008,457
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              / /
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.7
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

    This Schedule 13D is being filed by members of an ad hoc committee (the "Committee") of holders of the 7.5% Convertible Subordinated Notes due 2007 (the "Notes") of Allied Riser Communications Corporation (the "Company"). While none of the members of the Committee hold common shares of the Company, by their terms the Notes are immediately convertible into common shares. Under applicable rules of the Securities and Exchange Commission ("SEC"), even though the conversion price is far above the prevailing trading price for the common shares on the Nasdaq National Market, each holder ("Holder") of the Notes is deemed to own the common shares into which such Holder's Notes are convertible.

    The Holders who are members of the Committee acquired their Notes for investment purposes at separate times. However, as set forth in Item 4 below, after months of communication with the Company, each of the Holders covered by the Schedule 13D has reached the conclusion that such Holder has been left with no choice but to pursue its rights both under the indenture for the Notes and as creditors of an insolvent corporation.

    Each Holder has reached its conclusion independently, and each Holder covered by this Schedule 13D disclaims beneficial ownership of the Notes (and underlying common shares) owned by each other Holder covered by this Schedule. Each of the Holders covered by this Schedule 13D reserves the right to acquire or dispose of Notes or common shares independently, and to pursue those remedies that it deems appropriate.

ITEM 2.    IDENTITY AND BACKGROUND.

    (a) This statement is filed by the following entities with respect to securities (the "Notes") deemed to be beneficially owned by the reporting persons listed herein or by discretionary accounts managed by the reporting persons listed herein: (i) CRT Capital Group, LLC, a Connecticut limited liability company ("CRT Capital"), with respect to Notes held in discretionary accounts managed by it, (ii) Peninsula Partners, L.P., a Delaware limited partnership ("Peninsula Partners"), with respect to Notes beneficially owned by it, (iii) Providence Asset Management, LLC, a Delaware limited liability company ("Providence Asset Management"), with respect to Notes held in discretionary accounts managed by it, (iv) Sagamore Hill Hub Fund, Ltd., a Cayman Islands company ("Sagamore Hill"), with respect to Notes beneficially owned by it, (v) JMG Capital Partners, LLC, a California limited liability company ("JMG Capital"), with respect to Notes held in discretionary accounts managed by it,
(vi) JMG Triton Offshore Fund, Ltd., a British Virgin Islands company ("JMG Triton"), with respect to Notes beneficially owned by it, (vii) LC Capital Partners, L.P., ("LC Capital Partners") with respect to Notes beneficially owned by it, (viii) Magten Asset Management Corporation, a Delaware corporation ("Magten Asset Management") with respect to Notes held in discretionary accounts managed by it, and (ix) HBV Capital Management, LLC ("HBV Capital") with respect to NOtes beneficially owned by it.

    (b) The principal business of each of CRT Capital, Providence Asset Management, JMG Capital, HBV Capital and Magten Asset Management is to serve as an investment manager to private investment funds. The principal business of Peninsula Partners and LC Capital Partners is that of a private investment partnership engaged in the purchase and sale of securities for investment. The principal business of Sagamore Hill and JMG Triton is that of an offshore investment fund engaged in the purchase and sale of securities for investment.

    (c) The address of CRT Capital is One Fawcett Place, Greenwich, Connecticut 06830. The address of Peninsula Partners is 404B East Main Street, Charlottesville, Virginia 22902. The address of Providence Asset Management is 261 School Avenue, Suite 400, Excelsior, Minnesota 55331. The address of Sagamore Hill is Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The address of JMG Capital and JMG Triton is 1999 Avenue of the Stars, Suite 2530, Los Angeles, California 90067. The address of LC Capital is 730 Fifth Avenue, Suite 2102, New York, New York 10019. The address of HBV Capital is 200 Park Avenue, Suite 3300, New York, NY 10016. The address of Magten Asset Management is 35 East 21st Street, Fifth floor, New York, NY, 10010.

    (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    Source and Amount of Funds and Other Consideration.

    The amount of the consideration for the Company's common shares is the face amount of the Notes owned by CRT Capital, Peninsula Partners, Providence Asset Management, Sagamore Hill, JMG Capital, JMG Triton, LC Capital Partners, Magten Asset

Management and HBV Capital or discretionary accounts managed by these reporting persons, which is approximately $11,473,000, $19,700,000, $10,000,000 and $16,050,000, $900,000 and
$3,050,000, $4,500,000, 15,500,000, $1,618,000 respectively, that is convertible into the Company's common shares at the ratio of
65.0618 of the Company's common shares for each $1,000 principal amount of the Notes. The actual purchase price for the Notes held by the reporting persons will have varied.

    The Notes purchased by Peninsula Partners, Sagamore Hill, JMG Triton and LC Capital Partners were purchased with the investment capital of the respective entities. The Notes purchased by discretionary accounts managed by CRT Capital, Providence Asset Management, JMG Capital, HBV Capital and Magten Asset Management were purchased with the investment capital of the respective discretionary accounts.

ITEM 4.    Purpose of the Transaction.

    The persons filing this Schedule 13D are Holders of the Company's Notes who are members of the Committee. They acquired the Notes for investment purposes, but have now concluded that they have no recourse but to pursue their remedies under the indenture for the Notes and as creditors of an insolvent corporation to whom, they believe, the directors have violated their fiduciary duties.

    Various Holders covered by this Schedule 13D have had communications over the past several months both directly with the Company and Cogent and through counsel with the Company. The relevant correspondence between the Holders' counsel and the Company and its counsel is included as Exhibit 7 to this Schedule 13D. As that correspondence sets forth, Holders have made proposals to the Company involving both a repurchase of the Holders' Notes at a deep discount on a sliding scale depending on the number of Notes tendered, and the purchase by an entity to be formed and funded by some of the Holders of the equity of the Company on terms that such Holders deem to be superior for the Company's shareholders than those of the Cogent Merger. The last correspondence was received from the Company on November 30, 2001.

    The members of the Committee have determined to pursue their remedies only after exhausting all other reasonable opportunities to protect their interests. Such remedies, if successfully pursued, could result in the occurrence of one or more of the events enumerated in Items (a) through (e) and (j) of the instructions to Item 4 of Schedule 13D, including an acceleration of the Notes, termination of the Cogent Merger and liquidation of the Company with distributions made in order of priority and a change of control of the Company.

The Holders' Attempts to Negotiate with the Company

    Members of the Committee have made proposals to the Company, which in such Holders' view, would both allow the Company's directors to fulfill their fiduciary obligations to the Company's creditors and benefit the Company's equity holders. The course of the discussions has been as follows:

    In August 2001, after individual conversations by some Holders with the Company, certain of the Holders came to the conclusion that it was necessary to engage legal counsel. Both directly and through a letter from counsel on August 13, 2001, those Holders requested a meeting with the Company. The Company responded that it was willing to meet and stated the necessity to execute a confidentiality agreement. The Holders stated their willingness to have an initial meeting at which they would not expect to receive material nonpublic information, and then to consider following, if necessary, with a meeting on a "restricted basis". On August 29, 2001, before a meeting had taken place, the Company surprised the Holders with an announcement of its proposed merger with Cogent. The Company then repeatedly delayed a meeting on the ground that Cogent's Registration Statement on Form S-4 for the Cogent Merger had not been filed. After six weeks of waiting, the Company changed its mind, and representatives of the Company and its financial advisors and certain Holders met on September 26, 2001, at the New York office of the Company's outside counsel, even though Cogent had still to file its Form S-4. The meeting was on an "unrestricted" basis.

    At that meeting, the Company invited the Holders to organize and negotiate terms with the Company's financial advisors, Houlihan, Lokey, Howard & Zukin ("Houlihan") for a repurchase of the Notes at a deep discount. After discussions, counsel for the Holders and Houlihan reached an agreement in principle for the Notes to be repurchased at a deep discount on a sliding scale depending on the number of Notes tendered.

    Approximately one week later, Houlihan advised counsel to the Holders that the Company's Board of Directors had rejected the agreement in principle. On October 18, 2001, the Company then wrote to counsel to the Holders suggesting that the Holders should conduct "[f]urther discussions related to the [N]otes with Cogent" and not the Company. In a letter dated October 25, 2001, through a letter from counsel, the Holders rejected this contention on the grounds that the Notes were the Company's obligations and the Company's directors directly owed the Holders a fiduciary duty. Coincidentally, the Company terminated Houlihan's engagement on October 29, 2001.

    On November 7 and November 13, 2001, the Holders through letters from their counsel presented an alternative proposal whereby certain of the Holders would acquire all of the Company's outstanding equity securities for $12 million in cash. In those letters, the Holders reiterated their willingness to accept the agreement in principle for the Company to repurchase their Notes at a discount. Both proposals were confirmed by those Holders again in a letter to the Company on November 26, 2001.

    On November 30, 2001, the Company responded that the Company's Board of Directors, counsel and unidentified financial advisors had been unable to find the time to consider the alternatives presented by the Noteholders. Accordingly, the proposals were deemed rejected and withdrawn. As of the date of this report, the Company has not announced the engagement of a financial advisor to replace Houlihan.

ITEM 5.    Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of the Company's common shares reported by each person herein is based on 60,819,000 common shares outstanding, which is the total number of shares of the Company's common shares outstanding as of September 30, 2001, as reflected in the Company's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended September 30, 2001, and the conversion ratio for the Notes of
65.0618 of the Company's common shares for each $1,000 principal amount of the Notes.

     As of the close of business on December 5, 2001, (i) CRT Capital, through discretionary accounts, has the right to acquire 746,454 of the Company's common shares, constituting approximately 1.2% of its outstanding common shares, upon the conversion of all of the Notes it holds; (ii) Peninsula Partners has the right to acquire 1,281,717 of the Company's common shares, constituting approximately 2.1% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (iii) Providence Asset Management, through discretionary accounts, has the right to acquire 650,618 of the Company's common shares, constituting approximately 1.1% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds; (iv) Sagamore Hill has the right to acquire 1,044,242 of the Company's common shares, constituting approximately 1.7% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (v) JMG Capital, through discretionary accounts, has the right to acquire 58,556 of the Company's common shares, constituting approximately
 .1% of the Company's outstanding common shares, upon the conversion of all of the notes that it holds, (vi) JMG Triton has the right to acquire 198,438 of the Company's common shares, constituting approximately .3% of the Company's outstanding common shares, upon the conversion of all of the notes that it


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

holds, (vii) LC Capital Partners has the right to acquire 198,438 of the Company's common shares, constituting approximately .3% of the Company's outstanding common shares, upon the conversion of all of the notes that it holds, (viii) Magten Asset Management, through discretionary accounts, has the right to acquire 1,008,457 of the Company's common shares, constituting approximately 1.7% and (ix) HBV Capital has the right to acquire 105,269 of the Company's common shares, constituting approximately .2% of the Company's outstanding common shares, upon the conversion of all of the notes that it holds.

    (b) As of December 5, 2001, (i) CRT Capital has the power to direct the vote and the power to direct the disposition of 746,454 of the Company's common shares upon the conversion of the Notes; (ii) Peninsula Partners has the power to vote and the power to dispose of 1,281,717 of the Company's common stock upon the conversion of the Notes, (iii) Providence Asset Management has the power to direct the vote and the power direct the disposition of 650,618 of the Company's common shares upon the conversion of the Notes; (iv) Sagamore Hill has the power to vote and the power to dispose of 1,304,489 of the Company's common shares upon the conversion of the Notes, (v) JMG Capital has the power to direct the vote and the power to direct the disposition of 58,556 of the Company's common shares upon the conversion of the Notes, (vi) JMG Triton has the power to vote and the power to dispose of 198,438 of the Company's common shares upon the conversion of the Notes, (vii) LC Capital Partners has the power to vote and the power to dispose of 198,438 of the Company's common shares upon the conversion of the Notes, (viii) Magten Asset Management has the power to direct the vote and the power to direct the disposition of 1,008,457 of the Company's common shares upon the conversion of the Notes, and (ix) HBV Capital has the power to vote the power to dispose of 105,269 of the Company's common shares upon the conversion of the Notes.

    (c) None of the persons listed herein effected any transactions during the past sixty days in the Company's common shares.

    (d) No person other than the persons listed herein, or accounts managed by the reporting persons, is known to have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such securities.

    (e)  Not Applicable.

ITEM 6. Contracts, arrangements, Understandings or relationships with respect to the Securities of the Issuer.

    The reporting persons listed herein do not have, nor do any accounts managed by a reporting person have, any contracts, arrangements, understandings or relationships with respect to the Company's common shares.

ITEM 7  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

    a) Letter, dated as of November 30, 2001, from the Company to the Noteholders' counsel.

    b) Letter, dated as of November 29, 2001, from the Noteholders' counsel to the Company.

    c) Letter, dated as of November 28, 2001, from the Company to the Noteholders' counsel.

    d) Letter, dated as of November 26, 2001, from the Noteholders' counsel to the Company.

    e) Letter, dated as of November 13, 2001, from the Noteholders' counsel to the Company.

    f) Letter, dated as of November 9, 2001, from the Company to the Noteholders' counsel.

    g) Letter, dated as of November 7, 2001, from the Noteholders' counsel to the Company.

    h) Letter, dated as of October 26, 2001, from the Company to the Noteholders' counsel.

    i) Letter, dated as of October 25, 2001, from the Noteholders' counsel to the Company.

    j) Letter, dated as of October 18, 2001, from the Company to the Noteholders' counsel.

    k) Letter, dated as of October 16, 2001, from the Noteholders' counsel to the Company.

    l) Letter, dated as of August 23, 2001, from the Noteholders' counsel to the Company.

    m) Letter, dated as of August 16, 2001, from the Company's counsel to the Noteholders' counsel.

    n) Letter, dated as of August 13, 2001, from the Noteholders' counsel to the Company

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 6, 2001



PROVIDENCE ASSET MANAGEMENT, LLC


By: /S/ John G. Kopchik
        ____________________

PENINSULA PARTNERS, L.P.


By: /S/ R. Ted Weschler
        ____________________

SAGAMORE HILL HUB FUND, LTD


By: /S/ Steven Bloom
        ____________________


CRT CAPITAL GROUP, LLC


By: /S/ Robert Lee
        ____________________


JMG CAPITAL PARTNERS, L.P.


By: /S/ Jonathan Glaser
        ____________________

JMG TRITON OFFSHORE FUND, LTD


By: /S/ Jonathan Glaser
        ____________________

LC CAPITAL PARTNERS LP


By: /S/ Steve Lampe
        ____________________

MAGTEN ASSET MANAGEMENT CORP.


By: /S/ Robert Capozzi
        _________________


HBV CAPITAL MANAGEMENT, LLC


By: /S/ George J. Konomos
        _________________



































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03872001.AA0